UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39152

QUANTUM BIOPHARMA LTD.

(Registrant)

1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On August 10, 2026, Quantum BioPharma Ltd. (the “Company”) furnished a report on Form 6-K, Accession No. 0001171843-26-005370 (the “Original Report”), which included as Exhibit 99.1 a press release dated August 10, 2026 (the “Press Release”). This Amendment No. 1 to the Original Report is being furnished solely to furnish the Press Release as Exhibit 99.1 and to incorporate the contents of the Original Report, including Exhibit 99.1, into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264).

Except as specifically described in this explanatory note, this Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.1 included with this Amendment is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264) and shall be deemed to be a part thereof from the date on which the Original Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2026	QUANTUM BIOPHARMA LTD. (Registrant)

	By	/s/ Donal Carroll
Donal Carroll
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 10, 2026 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished August 10, 2026, Accession No. 0001171843-26-005370)

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